Exhibit 21.1

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated
Tempress Systems, Inc.	State of Texas

Tempress Group Holding BV	The Netherlands

Tempress Holdings BV	The Netherlands

Tempress Systems BV	The Netherlands

Tempress Manufacturing BV	The Netherlands

Tempress Engineering BV	The Netherlands

Tempress Onroerend Goed BV	The Netherlands

Tempress IP BV	The Netherlands

Tempress Asia Holding BV	The Netherlands

Tempress Hong Kong Limited	Hong Kong

P.R. Hoffman Machine Products, Inc	State of Arizona

Bruce Technologies, Inc	State of Massachusetts

Bruce Technologies Europe GmbH	Federal Republic of Germany

R2D Automation SAS	France

Amtech Tempress New Energy Technologies Limited	China

BTU International, Inc.	State of Delaware

BTU Overseas, Ltd.	State of Delaware

BTU Europe Ltd.	State of Delaware

BTU Overseas (Shanghai) Co., Ltd	State of Delaware

BTU Ltd. (Shanghai)	State of Delaware

SoLayTec B.V.	The Netherlands